EXHIBIT 99.2



02/CAT/05

Page 1 of 2

FOR IMMEDIATE RELEASE

13.30 GMT 08.30 EST Friday 1 February 2002 tbc

For Further Information Contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
------------------------------
Tel: +44 (0) 1763 263 233               Tel: +44 (0) 20  7950 2800
David Chiswell,                         Kevin Smith
  Chief Executive Officer               Graham Herring
John Aston, Finance Director
Rowena Gardner,
  Head of Corporate Communications      BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: +1 212 477 9007
                                        Brad Miles, ext. 17 (media)
                                        Brandon Lewis, ext. 15 (investors)



              CAMBRIDGE ANTIBODY TECHNOLOGY REPORTS OUTCOME OF
                          ANNUAL GENERAL MEETING


Melbourn, UK...Cambridge Antibody Technology (LSE: CAT, NASDAQ: CATG) reports that at its Annual General Meeting, held at 1.00pm on Friday 1 February 2002, all resolutions were duly passed.

                                   -ENDS-


Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 260 people.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than

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o    100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, AMRAD, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Incyte, Merck & Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst, Xerion and Zyomyx.


         Application of the Safe Harbor of the Private Securities
Litigation Reform Act of 1995: This press release contains statements about CAT that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934.

These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.